UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              RELIANT ENERGY, INC.
                              --------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    75952B105
                            -------------------------
                                 (CUSIP Number)

                                  Mark Horowitz
                                 General Counsel
                        Glenview Capital Management, LLC
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 812-4700
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2006
                            -------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 15 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13D


CUSIP No.: 75952B105                                          Page 2 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     Delaware

.................................................................................

Number of             7. Sole Voting Power            28,805,529
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          0
Person With
                     ...........................................................

                      9. Sole Dispositive Power       28,805,529

                     ...........................................................

                     10. Shared Dispositive Power     0

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     28,805,529

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     9.5% based on 304,657,370 shares outstanding as of October 25, 2005.

.................................................................................

14.  Type of Reporting Person:

     OO

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                          Page 3 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL GP, LLC
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     Delaware

.................................................................................

Number of             7. Sole Voting Power            0
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          28,805,529
Person With
                     ...........................................................

                      9. Sole Dispositive Power       0

                     ...........................................................

                     10. Shared Dispositive Power     28,805,529

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     28,805,529

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     9.5% based on 304,657,370 shares outstanding as of October 25, 2005.

.................................................................................

14.  Type of Reporting Person:

     OO

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                          Page 4 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL MASTER FUND, LTD.
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     Cayman Islands, British West Indies

.................................................................................

Number of             7. Sole Voting Power             0
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power           16,838,064
Person With
                     ...........................................................

                      9. Sole Dispositive Power        0

                     ...........................................................

                     10. Shared Dispositive Power      16,838,064

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,838,064

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [X]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     5.5% based on 304,657,370 shares outstanding as of October 25, 2005.

.................................................................................

14.  Type of Reporting Person:

     CO

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                          Page 5 of 15 Pages

.................................................................................

1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     LAWRENCE M. ROBBINS
.................................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     WC
.................................................................................

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................

6.   Citizenship or Place of Organization

     United States of America

.................................................................................

Number of             7. Sole Voting Power             0
Shares
Beneficially Owned   ...........................................................
Owned by Each
Reporting             8. Shared Voting Power           28,805,529
Person With
                     ...........................................................

                      9. Sole Dispositive Power        0

                     ...........................................................

                     10. Shared Dispositive Power      28,805,529

.................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     28,805,529

.................................................................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

.................................................................................

13.  Percent of Class Represented by Amount in Row (11)

     9.5% based on 304,657,370 shares outstanding as of October 25, 2005.

.................................................................................

14.  Type of Reporting Person:

     IA

                                                              Page 6 of 15 Pages

          This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Reliant Energy, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated December 14, 2005 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that the number of Shares that the Reporting Persons may be deemed to beneficially own has increased by more than one percent of the current amount of outstanding Shares, as disclosed in the Issuer's quarterly report on Form 10-Q filed on November 3, 2006. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 1    Security and Issuer

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is 1000 Main Street, Houston, Texas 77002.

Item 2    Identity and Background

          This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Glenview Capital Management, LLC ("Glenview Capital Management");

          ii)  Glenview Capital GP, LLC ("Glenview Capital GP");

          iii) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund"); and

          iv)  Lawrence M. Robbins ("Mr. Robbins").

          This Statement relates to the Shares held for the accounts of Glenview Capital Master Fund, Glenview Capital Partners, L.P., a Delaware limited part-nership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

        Glenview Capital Master Fund is a Cayman Islands exempted company and the address of its principal business office is Harbour Centre, North Church Street, P.O. Box 8966T, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business of Glenview Capital Master Fund is serve as an investment fund under the direction of its investment manager, Glenview Capital Management. The sponsor of the Glenview Capital Master Fund is Glenview Capital GP. In such capacities, Glenview Capital Management and Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the account of Glenview Capital Master Fund. The Chief Executive Officer of Glenview Capital Management and Glenview Capital GP is Mr. Robbins.

        During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        Since December 14, 2005 (the date of filing of the Initial Statement), all Shares acquired by the Reporting Persons (the "Subsequent Share Acquisitions") were acquired for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. The source of funds for the Subsequent Share Acquisitions was the working capital of these accounts. The total purchase price for the Subsequent Share Acquisitions was approximately $71,939,357.56. Neither Mr. Robbins, Glenview Capital Management nor Glenview Capital GP directly own any Shares. As disclosed herein, however, Glenview Capital Master Fund may be deemed to beneficially own 16,838,064 Shares.

                                                              Page 7 of 15 Pages

Item 5    Interest in Securities of the Issuer

          According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 304,657,370 as of October 25, 2005.

          (a) (i) Each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed the beneficial owner of 28,805,529 Shares (approximately 9.5% of the total number of Shares outstanding). This amount consists of (A) 1,448,735 Shares held for the account of Glenview Capital Partners, (B) 16,838,064 Shares held for the account of Glenview Capital Master Fund, (C) 8,098,201 Shares held for the account of Glenview Institutional Partners, (D) 1,891,539 Shares held for the account of GCM Little Arbor Master Fund, (E) 497,712 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 31,278 Shares held for the account of GCM Little Arbor Partners.

               (ii) Glenview Capital Master Fund may be deemed the beneficial owner of the 16,838,064 Shares (approximately 5.5% of the total number of Shares outstanding) held for its account.

          (b) (i) Glenview Capital Management may be deemed to have sole power to direct the voting and disposition of the 28,805,529 Shares that they may be deemed to beneficially own as set forth above.

              (ii) Each of Glenview Capital GP and Mr. Robbins may be deemed to have shared power to direct the voting and disposition of the 28,805,529 Shares that Glenview Capital Management may be deemed to beneficially own as set forth above.

              (iii) Glenview Capital Master Fund may be deemed to have shared power to direct the voting and disposition of the 16,838,064 Shares that it may be deemed to beneficially own as set forth above.

          (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since December 14, 2005 (the date of filing of the Initial Statement) by any of the Reporting Persons.

          (d) Not applicable.

          (e) Not applicable.

Item 7    Material to be filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 8 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006                   GLENVIEW CAPITAL MANAGEMENT, LLC


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: February 10, 2006                   GLENVIEW CAPITAL GP, LLC


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: February 10, 2006                   GLENVIEW CAPITAL MASTER FUND, LTD.

                                          By: Glenview Capital Management, LLC,
                                              As Investment Manager


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer


Date: February 10, 2006                   LAWRENCE M. ROBBINS

                                          /s/ Lawrence M. Robbins
                                          --------------------------------------

                                                              Page 9 of 15 Pages


                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              RELIANT ENERGY, INC.

A.   Transactions  for  the  account  of  Glenview  Capital Partners, L.P. since
12/14/05.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                    7,600            $10.02
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                   11,500            $10.06
-------------------------------------------------------------------------------
       12/29/05              PURCHASE                    5,900            $10.08
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                    9,300            $10.15
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                   34,400            $10.17
--------------------------------------------------------------------------------
       12/30/05              PURCHASE                      100            $10.15
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                    2,900            $10.29
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                   11,000            $10.30
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                    6,900            $10.30
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                    6,900            $10.30
--------------------------------------------------------------------------------
       1/03/06                 SALE                    524,190            $10.32
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                    7,700            $10.10
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                    8,300            $10.10
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                   13,800            $10.10
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                   13,800            $10.10
--------------------------------------------------------------------------------
       1/31/06                 SALE                      6,954            $10.12
--------------------------------------------------------------------------------
       2/03/06               PURCHASE                    8,400            $10.10
--------------------------------------------------------------------------------
       2/03/06               PURCHASE                      700            $10.11
--------------------------------------------------------------------------------
       2/03/06               PURCHASE                   15,100            $10.11
--------------------------------------------------------------------------------
       2/06/06               PURCHASE                    2,500            $10.34
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   39,300            $10.23
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                      400            $10.29
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    1,200            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   18,700            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    5,900            $10.31
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   18,700            $10.35
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                      400            $10.36
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   39,800            $10.39
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                    1,000            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                    2,300            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                    5,900            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   11,400            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   20,500            $10.25
--------------------------------------------------------------------------------

                                                             Page 10 of 15 Pages

B. Transactions for the account of Glenview Institutional Partners, L.P. since 12/14/05.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------- ----------------------------------
       12/29/05              PURCHASE                   30,600            $10.02
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                   46,500            $10.06
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                   23,900            $10.08
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                   37,600            $10.15
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                  138,400            $10.17
--------------------------------------------------------------------------------
       12/30/05              PURCHASE                      400            $10.15
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                   16,000            $10.29
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                      100            $10.30
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                   61,600            $10.30
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                   38,700            $10.30
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                   39,000            $10.30
--------------------------------------------------------------------------------
       1/03/06                 SALE                    215,388            $10.32
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                   43,300            $10.10
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                   46,400            $10.10
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                   77,300            $10.10
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                   77,300            $10.10
--------------------------------------------------------------------------------
       1/31/06                 SALE                     63,215            $10.12
--------------------------------------------------------------------------------
       2/03/06               PURCHASE                   46,800            $10.10
--------------------------------------------------------------------------------
       2/03/06               PURCHASE                    3,900            $10.11
--------------------------------------------------------------------------------
       2/03/06               PURCHASE                   84,500            $10.11
--------------------------------------------------------------------------------
       2/06/06               PURCHASE                   13,800            $10.34
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                  219,900            $10.23
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    2,000            $10.29
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    6,500            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                  104,700            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   32,700            $10.31
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                  104,700            $10.35
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    2,400            $10.36
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                  222,500            $10.39
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                    5,300            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   12,700            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   33,100            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   63,700            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                  114,600            $10.25
--------------------------------------------------------------------------------

                                                             Page 11 of 15 Pages

C. Transactions for the account of Glenview Capital Master Fund, Ltd. since 12/14/05.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                   57,900            $10.02
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                   88,000            $10.06
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                   45,200            $10.08
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                   71,400            $10.15
--------------------------------------------------------------------------------
       12/29/05              PURCHASE                  262,200            $10.17
--------------------------------------------------------------------------------
       12/30/05              PURCHASE                      700            $10.15
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                   32,800            $10.29
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                      300            $10.30
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                  126,400            $10.30
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                   79,400            $10.30
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                   80,000            $10.30
--------------------------------------------------------------------------------
       1/03/06               PURCHASE                  739,578            $10.32
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                   89,000            $10.10
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                   95,300            $10.10
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                  158,900            $10.10
--------------------------------------------------------------------------------
       1/06/06               PURCHASE                  158,900            $10.10
--------------------------------------------------------------------------------
       1/31/06               PURCHASE                   70,169            $10.12
--------------------------------------------------------------------------------
       2/03/06               PURCHASE                   97,300            $10.10
--------------------------------------------------------------------------------
       2/03/06               PURCHASE                    8,000            $10.11
--------------------------------------------------------------------------------
       2/03/06               PURCHASE                  175,400            $10.11
--------------------------------------------------------------------------------
       2/06/06               PURCHASE                   28,600            $10.34
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                  454,200            $10.23
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    4,300            $10.29
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   13,600            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                  216,200            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   67,600            $10.31
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                  216,200            $10.35
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    4,800            $10.36
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                  459,400            $10.39
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   11,200            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   26,400            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   68,800            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                  132,200            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                  238,000            $10.25
--------------------------------------------------------------------------------

                                                             Page 12 of 15 Pages

D. Transactions for the account of GCM Little Arbor Partners, L.P. in since 12/14/05.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       12/30/05                SALE                      1,363            $10.32
--------------------------------------------------------------------------------
       1/31/06                 SALE                        665            $10.12
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    1,600            $10.23
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                      800            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                      200            $10.31
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                      800            $10.35
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    1,700            $10.39
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                      100            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                      300            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                      600            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                    1,000            $10.25
--------------------------------------------------------------------------------

E. Transactions for the account of GCM Little Arbor Master Fund, Ltd. since 12/14/05.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       12/30/05              PURCHASE                    5,139            $10.32
--------------------------------------------------------------------------------
       1/31/06               PURCHASE                    1,907            $10.12
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   99,000            $10.23
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                      900            $10.29
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    2,900            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   47,200            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   14,700            $10.31
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   47,200            $10.35
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    1,100            $10.36
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                  100,200            $10.39
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                    2,800            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                    6,700            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   17,300            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   33,300            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   60,000            $10.25
--------------------------------------------------------------------------------

                                                             Page 13 of 15 Pages

F. Transactions for the account of GCM Little Arbor Institutional Partners, L.P. since 12/14/05.

--------------------------------------------------------------------------------
Date of Transaction   Nature of Transaction   Number of Shares   Price per Share
--------------------------------------------------------------------------------
       12/30/05                SALE                      3,776            $10.32
--------------------------------------------------------------------------------
       1/31/06                 SALE                      1,242            $10.12
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   26,000            $10.23
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                      200            $10.29
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                      800            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   12,400            $10.30
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                    3,900            $10.31
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   12,400            $10.35
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                      300            $10.36
--------------------------------------------------------------------------------
       2/08/06               PURCHASE                   26,400            $10.39
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                      700            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                    1,800            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                    4,600            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                    8,800            $10.25
--------------------------------------------------------------------------------
       2/09/06               PURCHASE                   15,800            $10.25
--------------------------------------------------------------------------------

                                                             Page 14 of 15 Pages

                                  EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------

B.     Joint Filing Agreement, dated February 10, 2006 by and among
       Glenview Capital Management, LLC, Glenview Capital GP, LLC,
       Glenview Capital Master Fund, Ltd., and Lawrence M. Robbins           15

                                                             Page 15 of 15 Pages

                                   EXHIBIT B

                             JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13D, Amendment No. 1, with respect to the common stock of Reliant Energy, Inc. dated as of February 9, 2006 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 10, 2006                   GLENVIEW CAPITAL MANAGEMENT, LLC


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: February 10, 2006                   GLENVIEW CAPITAL GP, LLC


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer

Date: February 10, 2006                   GLENVIEW CAPITAL MASTER FUND, LTD.

                                          By: Glenview Capital Management, LLC
                                              As Investment Manager


                                          By: /s/ Lawrence M. Robbins
                                                 -------------------------------
                                          Name: Lawrence M. Robbins
                                          Title:   Chief Executive Officer


Date: February 10, 2006                   LAWRENCE M. ROBBINS

                                          /s/ Lawrence M. Robbins
                                          --------------------------------------